UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13 a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                                FOR AUGUST 17, 2001

                                 TOTAL FLEET S.A.
               --------------------------------------------------
               (Exact Name of Registrant as Specified in Charter)

                         Avenida Bernardo Monteiro, 1563

                            Funcionarios 30150 - 902

                      Belo Horizonte, Minas Gerais, Brazil

                      -------------------------------------
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

                    FORM 20-F ___X___   FORM 40-F _______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)
                    YES ______          NO ___X___

(If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)): notapplicable

TOTAL FLEET S.A.


1.Financial Statements Together with Report of Independent Public Accountants TOTAL FLEET S.A.- December 31, 2000 and 1999 - (Translation of the report originally issued in Portuguese.)

1.Minute of the Extraordinary General Meeting held on June 23, 2000

2.Minute of the Extraordinary  General Meeting held on September 30, 2000

3.Minute of the Extraordinary General Meeting held on April 16, 2001

                       Financial Statements Together with
                    Report of Independent Public Accountants

                                TOTAL FLEET S.A.

                           December 31, 2000 and 1999

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

          (Translation of the report originally issued in Portuguese.)

                   (See Note 16 to the financial statements.)

To the Shareholders of

Total Fleet S.A.


(1) We have audited the balance sheets of Total Fleet S.A. (a Brazilian company) as of December 31, 2000 and 1999, and the related statements of income, changes in shareholders' equity, and changes in financial position for the years then ended, prepared under the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.

(2) Our audits were conducted in accordance with auditing standards in Brazil and comprised: (a) planning of the work, taking into consideration the significance of the balances, volume of transactions, and the accounting and internal control systems of the Company and subsidiaries, (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed, and (c) evaluating the significant accounting practices and estimates adopted by management, as well as the presentation of the financial statements taken as a whole.

(3) In our opinion, the financial statements referred to in paragraph (1) present fairly, in all material respects, the financial position of Total Fleet S.A. as of December 31, 2000 and 1999, and the results of its operations, the changes in shareholders' equity, and the changes in their financial position for the years then ended in accordance with accounting practices emanating from Brazilian corporate law and requirements of the CVM (Brazilian Securities Commission), as described in Note 2.

(4) We have also audited the supplementary information included in Note 15 and the attachments to the financial statements referring to the consolidated financial position of the Company as of December 31, 2000 and 1999, considering as current assets the portions of the operating vehicles to be sold within 1 year and as noncurrent assets the other portions. In our opinion, the adoption of this accounting practice better reflects the consolidated financial positions of the Company as of those dates, in accordance with accounting practices emanating from Brazilian corporate law.

Belo Horizonte ,March 8, 2001.


ARTHUR ANDERSEN S/C


Jose Carlos Amadi
Engagement Partner

                                TOTAL FLEET S.A.

                   BALANCE SHEETS--DECEMBER 31, 2000 AND 1999

                        (In thousands of Brazilian reais)

                   (Translation of the original in Portuguese)

                                   A S S E T S

                                                  2000           1999
                                                 ------         ------
CURRENT ASSETS:
    Cash and cash equivalents                     12,094         3,873
    Accounts receivable, net                      13,547         4,512
    Other                                            342           456
                                                 -------        ------
                                                  25,983         8,841
                                                 -------        ------

NONCURRENT ASSETS:
    Escrow deposits                                  395           187
    Tax credits                                      192           153
                                                 -------        ------
                                                     587           340
                                                 -------        ------

PERMANENT ASSETS:
    Property and equipment                       136,648       109,931
                                                 -------       -------
                   Total assets                  163,218       119,112
                                                 =======       =======




      The accompanying notes are an integral part of these balance sheets.

                                TOTAL FLEET S.A.

                   BALANCE SHEETS--DECEMBER 31, 2000 AND 1999

                        (In thousands of Brazilian reais)

                   (Translation of the original in Portuguese)

                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                                  2000            1999
                                                 ------          ------

CURRENT LIABILITIES:
    Loans and financing                            4,240          2,965
    Accounts payable                               8,518          2,241
    Payroll and related charges                    1,411          2,129
    Income and social contribution taxes           1,385            195
    Taxes payable                                    412            396
    Advances from customers                          470          2,459
    Other                                            963            357
                                                  ------        -------
                                                  17,399         10,742
                                                  ------        -------

LONG-TERM LIABILITIES:
    Reserve for contingencies                        492            338
    Advances from customers                          409            202
                                                 -------         ------
                                                     901            540
                                                 -------         ------

SHAREHOLDERS' EQUITY:
    Capital                                      112,180        105,020
    Legal reserve                                  1,787            291
    Retained earnings                             30,951          2,519
                                                --------        -------
                                                 144,918        107,830
                                                --------        -------
Total liabilities and shareholders' equity       163,218        119,112
                                                 =======        =======


      The accompanying notes are an integral part of these balance sheets.

                                TOTAL FLEET S.A.

                              STATEMENTS OF INCOME

                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

          (In thousands of Brazilian reais, except earnings per share)

                   (Translation of the original in Portuguese)

                                                      2000           1999
                                                     ------         ------

GROSS REVENUES FROM SERVICES AND SALES               131,813        89,408
Deductions from gross revenues                        (5,169)       (2,990)
                                                    --------        ------
       Net revenues                                  126,644        86,418

COST OF SERVICES AND SALES                           (69,073)      (54,203)
                                                     -------       -------
       Gross profit                                   57,571        32,215
                                                     -------        ------

OPERATING INCOME (EXPENSES):
    Advertising and selling                           (7,223)       (6,493)
    General and administrative                        (2,163)       (1,120)
    Management compensation                           (1,971)       (2,284)
    Other operating expenses, net                          -           (35)
                                                     -------       -------
Income from operations before financial effects       46,214        22,283
                                                     -------       -------

       Financial income                                  998           804
       Financial expenses                             (1,007)         (820)
       Monetary restatement, net                           4       (14,744)
                                                    --------       -------
Income from operations                                46,209         7,523
                                                    --------       -------
NONOPERATING EXPENSES                                    (69)            -
                                                    --------       -------
Income before employee profit sharing, income
       and social contribution taxes                  46,140         7,523

EMPLOYEE PROFIT SHARING                               (1,073)         (751)
INCOME AND SOCIAL CONTRIBUTION TAXES                 (15,139)         (962)
                                                     -------        ------
       Net income                                     29,928         5,810
                                                      ======        ======
       Earnings per share outstanding at yearend      R$0.27        R$0.06
                                                      ======        ======

        The accompanying notes are an integral part of these statements.

                                TOTAL FLEET S.A.

                  STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

                        (In thousands of Brazilian reais)

                   (Translation of the original in Portuguese)

                                                          Retanined
                                                          earnings
                                                Legal    (accumulated    Total
                                   Capital      reserve   deficit)

BALANCES - DECEMBER 31, 1998            10          -           -           10
Capital increase -
   With rights and obligations      69,297          -           -       69,297
   With interest on capital          2,550          -           -        2,550
   In cash                          33,163          -           -       33,163
Net income                               -          -       5,810        5,810
Allocation of income-
   Legal reserve                         -        291        (291)           -
   Interest on capital paid              -          -      (3,000)      (3,000)
                                   -------     ------      ------       ------
BALANCES - DECEMBER 31, 1999       105,020        291       2,519       107,830
Capital increase -
   In cash                           7,160          -           -         7,160
Net income                               -          -      29,928        29,928
Allocation of income-
   Legal reserve                         -      1,496      (1,496)            -
                                   -------     ------      ------       -------
BALANCES - DECEMBER 31, 2000       112,180      1,787      30,951       144,918
                                   =======      =====      ======       =======


        The accompanying notes are an integral part of these statements.

                                TOTAL FLEET S.A.

                   STATEMENTS OF CHANGES IN FINANCIAL POSITION

                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

                        (In thousands of Brazilian reais)

                   (Translation of the original in Portuguese)

                                                       12.31.00      12.31.99
                                                       --------      --------
  SOURCES OF FUNDS:
     From operations-
     Net income                                          29,928         5,810
     Items not affecting working capital - net           ------         -----

         Depreciation and amortization                   30,614        18,519
         Reserve for long-term contingencies                293           338
         Realization of long-term tax credits              (153)         (202)
         Disposals  of property and equipment, net       21,887        24,054
         Long-term monetary variations, net                  10             -
                                                        -------       -------
                                                         82,579        48,519
     Other sources-
         Capital contributions                            7,160       105,010
         Increase in long-term liabilities, net              21           202
         Transfer from other noncurrent assets
           to current assets                                114            49
                                                       --------      --------
     Total sources                                       89,874       153,780
                                                       --------      --------
  USE OF FUNDS:
       Net increase in noncurrent assets                    171           187
       Additions to property and equipment               79,218       152,504
       Interest on capital paid                               -         3,000
                                                        -------       -------
                Total uses                               79,389       155,691
                                                        -------       -------
  INCREASE (DECREASE) IN WORKING CAPITAL                 10,485        (1,911)
                                                        =======       =======


  INCREASE (DECREASE) IN WORKING CAPITAL IS REPRESENTED BY:


  Working capital at end of year
      Current assets                                     25,983         8,841
      Current liabilities                                17,399        10,742
                                                        -------        ------
                                                          8,584        (1,901)
  Less - Working capital at beginning of year            (1,901)           10
                                                        -------        ------
  INCREASE (DECREASE) IN WORKING CAPITAL                 10,485       (1,911)
                                                         ======       =======


        The accompanying notes are an integral part of these statements.

                                TOTAL FLEET S.A.

                        NOTES TO THE FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 2000 AND 1999

       (In thousands of Brazilian reais, except when otherwise indicated)

                   (Translation of the original in Portuguese)

1. OPERATIONS

Total Fleet S.A., formely named Smart Fleet Management S.A., is a publicly-held corporations with headquarters in Belo Horizonte - State of Minas Gerais. The Company is a subsidiary of Localiza Rent a Car S.A and started its activities on January 1, 1999, in the car rental and and fleet management segment.

As of December 31, 2000, Total Fleet S.A. was composed of approximately 10,850 (8,161 in 1999) vehicles. The Total Fleet's car rental and fleet management operations are characterized by long-term contracts, ranging from 12 to 36 months. Contracts can be terminated upon 30-day prior notice and payment of contractual fines from 30% to 50% of the contract remaining payments, depending on contracting terms and renewal covenants.

Total Fleet S.A. offers maintenance and technical assistance services all around the country, through a network of outsourced service providers.

2. PRESENTATION OF FINANCIAL STATEMENTS

The financial statements were prepared in accordance with accounting practices emanating from Brazilian corporate law and regulations from CVM (the Brazilian Securities Commission). Operating vehicles were classified in property and equipment, regardless of the estimated realization or replacement period, according to CVM requirements, in connection with the accounting practices adopted by its parent company, Localiza Rent a Car S.A..

The following principal accounting practices were adopted:

(a) Cash and cash equivalents--Stated at cost plus income to the balance sheet date, when applicable.


(b) Allowance for doubtful accounts--Recognized in an amount considered sufficient to cover possible losses on the realization of receivables taking into consideration past experience, current financial situation of the Company's customers and past-due notes.

(c)  Property  and  equipment  --  Stated  at  cost,  is   depreciated  on  the
straight-line basis at annual rates of 20% for vehicles, 20% for EDP equipment and 10% for other items - Note 6.

(d) Indemnities and claims--The Company recognizes a provision for possible indemnities arising from accidents caused by cars rented to customers, based on the opinion on its legal counsel. The Company does not contract risk insurance policies involving collision damage and theft for most of its fleet. These losses are recorded when incurred.

(e) Income and social contribution taxes--Calculated taking into consideration tax legislation in force and recognized in net income at its gross amount. When realization is expected in the short and medium terms, the Company recognizes tax credits (intertemporal effects) available for offset against future income.

(f) Assets and liabilities subject to monetary restatement--Assets and liabilities in Brazilian reais and subject to contractual or legal indexation are restated at the balance sheet date through the application of the related index. Gains and losses arising from monetary variations are recognized in income on current basis.

(g) Earnings per share--Calculated based on the number of shares outstanding at the balance sheet date.

(h) Interest on capital--Interest paid to shareholders calculated in accordance with Law No. 9,249/95, was recorded in the Company's books in the income statement under financial expenses, as determined by tax legislation. Only for the purpose of publication of the financial statements, interest paid was presented as a charge to retained earnings.

(i) Use of estimates -- The preparation of financial statements requires management to make estimates and assumptions, in its best judgement, that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from those estimates.

3. CASH AND CASH EQUIVALENTS

                                          12.31.00        12.31.99
                                          --------        --------
Cash and banks                                 591           3,418
Temporary cash investments
    Federal government securities            4,717             130
    Bank certificates of deposit             6,786             325
                                            ------          ------
                                            12,094           3,873
                                            ======          ======

As of December 31, 2000, investments in federal government securities and bank certificates of deposit referred to medium-term investments, negotiable and with high liquidity in the market. All of these investments were remunerated based on Interbank Deposit Certificates - CDI.


4. ACCOUNTS RECEIVABLE

As of December 31, 2000 and 1999, balance was composed as follows:

                                          12.31.00        12.31.99
                                          --------        --------
Car rentals                                 12,131           3,447
Used cars sales                              2,089           1,208
                                           -------         -------
                                            14,220           4,655
Allowance for doubtful accounts               (673)           (143)
                                           -------          ------
                                            13,547           4,512
                                           =======          ======


5. ESCROW DEPOSITS

As of December 31, 2000 and 1999, balance was composed as follows:

                                                    Company
                                            ----------------------
                                            12.31.00      12.31.99
                                            --------      --------
PIS on revenues                                  39             35
PIS on other revenues                            22             10
COFINS on other revenues                        102             45
SEST/SENAT                                      118             57
SAT                                             102             37
SEBRAE                                           12              3
                                               ----           ----
                                                395            187
                                               ====           ====

These deposits were made in connection with pending litigation. Related reserves for contingencies are stated in Note 10, when applicable.


6. PROPERTY AND EQUIPMENT

As of December 31, 2000 and 1999, balance was composed as follows:

                                                  12.31.00        12.31.99
                                                  ---------       --------
     Vehicles                                      175,083        127,120
     Computers and peripherals                         290            195
     Other                                             147             76
                                                   -------        -------
                                                   175,520        127,391
     Accumulated depreciation and amortization     (38,872)       (17,460)
                                                   --------       --------
                                                   136,648        109,931
                                                   =======        =======

7. LOANS AND FINANCING

The balance of R$4,240, as of December 31, 2000, refer to short-term  financing
- COMPROR, , normally contracted under a 15-day period, and are subject to annual restatement based on CDI variation plus annual fixed rates of 2.06% . Such financing were obtained with Brazilian financial institutions, with no collateral.


8. ACCOUNTS PAYABLE

The balance of R$8,518 (R$2,241 in 1999), as of December 31, 2000, was composed of R$6,062 (R$1,169 in 1999) related to amounts payable due to purchases of vehicles. The remaining balance refers to other suppliers of maintenance services, parts, car rentals and other.


9. SALARIES AND PAYROLL CHARGES

As of December 31, 2000 and 1999, balance was composed as follows:

                                                   12.31.00      12.31.99
                                                   --------      --------
    Management compensation                             18           993
    Accrued vacation pay                               252           262
    40% indemnity - FGTS (severance pay fund)          235           214
    Provision for employees' profit sharing            748           527
    INSS (social security contribution)                 90            71
    FGTS                                                20            16
    Other                                               48            46
                                                    ------         -----
                                                     1,411         2,129
                                                    ======         =====


The Company distributes profits to employees based on their categories and performance evaluations.


The Company opted for recognizing a provision for severance pay in connection with dismissals, corresponding to a 40% indemnity on the FGTS balance, considering the non-voluntary dismissals record and dismissals in prior year.

As of December 31, 2000, the Company transferred administrative employees and Management members to Localiza Rent a Car S.A.. As from that date, payroll and Management compensation expenses began to be reimbursed to Localiza Rent a Car S.A by the Company, according to previously-defined apportionment criteria.


10. RESERVE FOR CONTINGENCIES

As of December 31, 2000 and 1999, the balance was composed of:

                                                12.31.00       12.31.99
                                                --------       --------
PIS on revenues                                      39             34
PIS on other revenues                                26             11
COFINS on other revenues                            121             49
SEST/SENAT                                          146             62
SEBRAE                                               23              4
SAT                                                 107             40
CPMF(Provisional tax on financial transactions)       -            138
Civil                                                30              -
                                                  -----           ----
                                                    492            338
                                                  =====           ====


The Company has been challenging the collection of certain taxes in court. Reserves for contingencies were recognized based on the opinion of its legal counsel.

   o PIS and COFINS- The Company has been challenging the collection of PIS levied on revenue, as provided for by Provisional Measure No. 1,212/96. It has also been challenging the constitutionality of the collection of PIS and COFINS on other revenues, as provided for by Law No. 9,718/98. The reserve amounts to approximately R$186 (R$94 in
         1999), of which R$163 (R$90 in 1999) are deposited in an escrow account.

   o SEST/SENAT, SEBRAE and SAT - The Company is challenging these payroll related charges in court, since it does not carry out commercial or transport activities. Additionally, it is challenging the constitutionality of the SAT contribution in court, since such collection is not supported by legal provisions. The reserve amounts to R$276 (R$106 in 1999), of which R$232 (R$97 in 1999) are deposited in an escrow account.

11. INCOME AND SOCIAL CONTRIBUTION TAXES


         (a) Deferred income and social contribution taxes in current assets

Deferred income and social contribution taxes classified in current assets are composed as follows:

                                                     12.31.00     12.31.99
                                                     --------     --------

   Deferred taxes arising  from-
      Temporary differences in  deductibility of
         reserves-
            Allowance for doubtful accounts               163           49
                                                         ----         ----
                                                          163           49
                                                         ====         ====


         (b) Deferred income and social contribution taxes in noncurrent assets

Deferred income and social contribution taxes classified as noncurrent assets are as follows:

                                                        2000         1999
                                                        ----         ----
   Deferred taxes arising from -
      Temporary differences in  deductibility of
         reserves-
       Reserve for contingencies                          112           80
       Reserve for FGTS                                    80           73
                                                         ----         ----
                                                          192          153
                                                         ====         ====


         (c) Income and Social Contribution taxes -effects in income

                                                       2000         1999
                                                      ------       ------
Current expenses                                      (15,314)      (1,164)
      Tax credits on temporary differences                153          202
      Other                                                22            -
                                                      -------       ------
Effective expenses                                    (15,139)        (962)
                                                      =======       ======


12. SHAREHOLDERS' EQUITY

On January 1, 1999, Localiza Rent a Car S.A. contributed capital in the Company, through contribution of R$ 36,779 in assets (including R$ 35,009 in vehicles) and R$ 5,382 in liabilities (R$ 4,648 referring to advances from customers). The amounts of assets, rights and liabilities refer to the book net value stated in Localiza Rent a Car S.A. books, as of December 31, 1998. Additionally, during the first quarter of 1999, R$ 5,093 was contributed in currency.

At the same date, Localiza Rent a Car S.A. sold part of its vehicles fleet to Total Fleet S.A., for R$ 22,903, through a vehicle purchase and sale agreement with debt assumption, subject to exchange variation.

On January 31, 1999, the parent company repaid the debt arising from the above-mentioned agreement, in the amount of R$ 37,900, plus R$ 600 in currency. During the year, several advances for future capital increase were made, which was fully repaid on December 31, 1999, in the amount of R$ 27,470.

On September 30, 2000, advances for future capital increase, in the amount of R$ 7,160, were fuly capitalized by the parent company.

As of December 31, 2000, subscribed and paid-up capital comprises 109,630,000 (102,470,000 in 1999) registered common shares without par value heldby Localiza Rent a Car S.A., totaling R$ 112,180 (R$ 105,020 in 1999).

The Company's bylaws provide that 25% of the income determined in each year, adjusted under the terms of Law, will be distributed as dividends. However, payment of dividends may be reduced or suspended, depending on unanimous decision made by shareholders at an Annual Shareholders' Meeting.

The allocation of the remaining balance ofnet income for the year ended December 31, 2000 will be decided at the Annual Shareholders' Meeting.

13. RELATED-PARTY TRANSACTIONS


Principal related-party transactions balances are summarizedas follows:

                                                       12.31.00      12.31.99
                                                       --------      --------
         Accounts receivable -
             Localiza System Ltda.                           4             -
                                                         =====         =====
         Accountspayable
             Localiza Rent a Car S.A.                      659            79
             Prime Prestadora de Servicos S/C Ltda.        229           158
                                                         -----         -----
                                                           888           237
                                                         =====         =====
         Other revenues
             Localiza System Ltda.                          43             -
                                                         =====         =====
         Direct costs -
             Localiza Rent a Car S.A.                    1.333         1.360
                                                         =====         =====
         Advertising and selling expenses
             Localiza Rent a Car S.A.                       12             -
             Prime Prestadora de Servicos S/C Ltda.      2,319         1,827
                                                         -----         -----
                                                         2,331         1,827
                                                         =====         =====


The related-party transactions were carried out under conditions considered by management as compatible with the ones prevailing in the market.


14. FINANCIAL INSTRUMENTS

The Company's financial instruments are recorded in the balance sheet accounts as of December 31, 2000 and 1999, at amounts compatible with market values at those dates. These instruments are managed through operating strategies, aiming at liquidity, profitability and safety. The Company's control policy consists of continually checking contracted rates versus the ones prevailing in the market. The book value of these financial instruments equals to, approximately, its market or realizable value at the balance sheet date.

15. SUPLEMENTARY INFORMATION


Operating vehicles are replaced according to defined parameters of service quality and contractual obligations with clients, so that the Company is able to determine the proper timing to take vehicles off operation, make them available for sale and their effective sale.

The proceeds from used cars sales account for significant portion of the revenues and of the inflow of financial funds; it is a source of funds required for settling the Company's financial commitments and for purchasing new vehicles for the Company.

The financial position of the Company is better reflected when operating vehicles are classified in their financial statements considering the Company's operating and financial cycles.

Accordingly, operating vehicles would be classified as current assets, when sales are expected to occur in less than 12 months, and as noncurrent assets, when the vehicle will be sold after this 12-month period. The vehicles taken off the fleet and transferred to the POS should be classified as vehicles for sale, and the remaining ones as operating vehicles, as current and noncurrent assets, as applicable.

Based on the Company's experience in this market, the realizable value of sold vehicles reflects devaluation and expenses incurred upon sale, equivalent, on average, to 20% of the historical cost of the vehicle for one-year use.

In order to better reflect the Company's financial position, as of December 31, 2000 and 1999, we included the balance sheets (company and reclassified) as of December December 31, 2000 and 1999, as supplementary information, in the Attachment to the Company's financial statements, based on the above-described criteria. The statements included in the Attachment comprise vehicles balances, as follows: :

                                                    2000           1999
                                                    ----           ----
Vehicles to be sold
     Cost                                           5.332          1,701
     Accumulated depreciation                      (1,959)          (451)
                                                   ------         ------
                                                    3,373          1,250
                                                   ======         ======
Operating vehicles

     Cost                                         169,751        125,419
     Accumulated depreciation                     (36,733)       (16,928)
                                                  -------        -------
                                                  133,018        108,491
     (-) Current assets                           (45,318)       (28,611)
                                                  -------        -------
     Noncurrent assets                             87,700         79,880
                                                  =======        =======


16. EXPLANATION ADDED FOR TRANSLATION TO ENGLISH

The accompanying financial statements have been prepared on the basis of accounting practices emanating from corporate law in Brazil. Certain accounting practices applied by the Company that conform with those accounting practices in Brazil may not conform with generally accepted accounting principles in the countries where these financial statements may be used.

                                TOTAL FLEET S.A.

                          BALANCE SHEETS -RECLASSIFIED

                           DECEMBER 31, 2000 AND 1999

                       (Note 15 to financial statementss)

                        (In thousands of Brazilian reais)

                                   A S S E T S

                                                  2000          1999
                                                 ------        ------
Current assets:
    Cash and cash equivalents                     12,094         3,873
    Accounts receivable                           13,547         4,512
    Vehicles for sale                              3,373         1,250
    Operating vehicles                            45,318        28,611
    Other                                            342           456
                                                 -------       -------
                                                  74,674        38,702
                                                 -------       -------
Noncurrent assets:
    Operating vehicles                            87,700        79,880
    Other                                            587           340
                                                 -------       -------
                                                  88,287        80,220
                                                 -------       -------

Permanent assets:                                    257           190
                                                 -------       -------
Total assets                                     163,218       119,112
                                                 =======       =======


                          L I A B I L I T I E S A N D

                      S H A R E H O L D E R S' E Q U I T Y

                                                   2000          1999
                                                   ----          ----
Current liabilities:
    Loans and financing                            4,240         2,965
    Accounts payable                               9,481         2,598
    Other                                          3,678         5,179
                                                  ------        ------
                                                  17,399        10,742
                                                  ------        ------
Long-term liabilities                                901           540
                                                 -------        ------

Shareholders' equity                             144,918       107,830
                                                 -------       -------
Total liabilities and shareholders' equity       163,218       119,112
                                                 =======       =======


                              * * * * * * * * * *

                                  TOTAL FLEET

                                TOTAL FLEET S.A.
                              (wholly subsidiary)
                          CNPJ/MG: 02.286.479/0001-08
                               NIRE: 3130001301-4

                  Minute of the Extraordinary General Meeting
                              as of June 23, 2000.


Date, time, place: June 23, 2000, at 11:00 o'clock at the Company`s headquarter located at Av. Bernardo Monteiro, n : 1563-partially, in Belo Horizonte-MG;

Attendance: With the Shareholders that represent the totality of the Capital Stock of the Company, that is: LOCALIZA RENT A CAR S.A, represented by its Directors Mr. Jose Salim Mattar Junior and Flavio Brandao Resende

Head: President Mr. Jose Salim Mattar Junior, Secretary Mr. Antonio Claudio Brandao Resende.

Call: the press call was waived in accordance to paragraph 4, of article 124 of the Law n 6.404/76.


Issues:
          i) To reexamine and ratify the approval of the balance statements of the company, as of the fiscal year ended December 31, 1999, taking into consideration the amendments held by CVM - Security Commission;
          ii) To ratify the proposal approval for the destination of the net profit as of the fiscal year ended December 31, 1999, restated in accordance to the law, as stated in article 192, of the Law 6.404/76 deliberated in the Extraordinary and Ordinary General Meeting held on April 25, 2000;


Deliberations taken by the sole shareholder:

          i) It was subject to reexamination and it was formally ratified, the approval deliberated at the Extraordinary General Meeting held in April 25, 2000, of the balance statements, considering the amendments held on behalf of the request of CVM - Security Commission;
          ii) It was ratified the approval by the shareholder of the company, deliberated at the Extraordinary General Meeting held in April 25, who decided to credit at the accumulated profit account the balance of the net profit as of the fiscal year ended December 31, 1999, restated in accordance to the law; (Minute of the Extraordinary General Meeting as of June 23, 2000)


Closing and writing up of the minute:
          With no further deliberation to be held, Mr President conceded to anybody who wanted to do so, the right to speak, and, since nobody did so, the session was then closed, and the herein minute was plough in a magnetic disc, for further transcription in the proper book, which, after read and approved, was signed by all.

                         Belo Horizonte, June 23, 2000

We hereof certify that the current minute is a faithful copy of the original one, plough in its proper book.

                             [illegible signature]
                                   President
                        Antonio Claudio Brandao Resende

                             [illegible signature]
                                   Secretary
                            Eugenio Pacelli Mattar

                            President shareholder:
                            LOCALIZA RENT A CAR S/A

                             [illegible signature]
                           Jose Salim Mattar Junior

                             [illegible signature]
                            Director Vice President
                            Flavio Brandao Resende

             BOARD OF TRADE DEPARTMENT OF THE STATE OF MINAS GERAIS
                    We certify the registering on 01/08/2000
                        Registered under the n: 2454968

                                TOTAL FLEET S/A
                             Protocol n: 202409929
                    Scrivener: Augusto Pimenta de Portinary
                             For the General Bureau
                             [illegible signature}

                                TOTAL FLEET S.A.
                           (wholly-owned subsidiary)
                          CNPJ/MF: 02.286.479/0001-08
                               NIRE: 3130001301-4

                  Minute of the Extraordinary General Meeting
                           as of September 30, 2000.


Date, time, place: September 30, 2000, at 11:00 o`clock, at the Company`s headquarter located at Av. Bernardo Monteiro, n : 1563-partially, in the city of Belo Horizonte, State of MG.

Attendance: With the Shareholders that represent the totality of the Capital Stock of the Company, that is: LOCALIZA RENT A CAR S.A, represented by its Directors Mr. Jose Salim Mattar Junior and Flavio Brandao Resende.

Head: President Mr. Eugenio Pacelli Mattar, Secretary Mr. Antonio Claudio Brandao Resende.

Call: the press call was waived in accordance to paragraph 4, of article 124 of the Law n 6.404/76.


Issues:
          i) To deliberate over the Capital Increase in the amount of R$ 7.160.000,00 (seven million, one hundred and sixty thousand Reals) paid through the capitalization of credits from advances for future capital increase of the shareholder LOCALIZA RENT A CAR S.A;
          ii) Amendment of the article 5 of the Bylaws;
          iii) Approve the filling of the consolidation of the Bylaws;


Deliberations of the Sole shareholder:

          i) It was approved the Capital Increase in the amount of R$ 7.160.000,00 (seven million, one hundred and sixty thousand Reals) integrated through the capitalization of credits from advances in cash by the shareholder LOCALIZA RENT A CAR S.A which up to the present session were registered under the account advances for future capital increase , that are now converted into Capital Stock through the subscription of 7.160.000 (seven million, one hundred and sixty thousand) common nominative shares, with no nominal value, all nominative to LOCALIZA RENT A CAR S.A
          ii) The hereof  capitalization  shall imply in the  amendment  of the article 5 of the Bylaws, which shall then have the following content:

          Article 5 : The Capital Stock of the Company is of R$ 112.180.000,00 (one hundred and twelve million, one hundred and eighty thousand Reals) divided in 109.630.000 (one hundred and nine million, six hundred and thirty thousand) common nominative shares, with no nominal value.

          Minute of the Extraordinary General Meeting as of September 30, 2000.

          Sole Paragraph - prorate to their previously owned shares, the shareholders have the preemptive right to: (i) obtain shares from the capital stock of the company, if Localiza decides to alienate them totally or partially and (ii) subscribe new shares as Capital Increase if Localiza decides to admit new shareholders.

          (ii) reformulated and approved,  the shareholders  decide to fill the
          hereof   session   minute   separated   from  the  Company`s   Bylaws
          Consolidation minute, which shall then be in force from now on.

Closing and writing up of the minute:
          With no further deliberation to be held, Mr President conceded to anybody who wanted to do so, the right to speak, and, since nobody did so, the session was then closed, and the herein minute was plough in a magnetic disc, for further transcription in the proper book, which, after read and approved, was signed by all.

We hereof certify that the current minute is a faithful copy of the original one, plough in its proper book.

                             [illegible signature]
                                   President
                        Antonio Claudio Brandao Resende

                             [illegible signature]
                                   Secretary
                            Eugenio Pacelli Mattar

                            President shareholder:
                            LOCALIZA RENT A CAR S/A

                             [illegible signature]
                           Jose Salim Mattar Junior


                             [illegible signature]
                            Director Vice President
                            Flavio Brandao Resende

             BOARD OF TRADE DEPARTMENT OF THE STATE OF MINAS GERAIS
                    We certify the registering on 26/10/2000
                        Registered under the n : 2537017

                                TOTAL FLEET S/A
                             Protocol n : 203225716
                    Scrivener: Augusto Pimenta de Portinary
                             For the General Bureau
                             [illegible signature}

                                TOTAL FLEET S.A.
                              (wholly subsidiary)
                          CNPJ/MG: 02.286.479/0001-08
                               NIRE: 3130001301-4


                  Minute of the Extraordinary General Meeting
                             as of April 16, 2001.


Date, time, place: April 16, 2001, at 14:00 o'clock at the Company`s headquarter located at Av. Bernardo Monteiro, n : 1563, in Belo Horizonte-MG;

Attendance: With the Shareholders that represent the totality of the Capital Stock of the Company: LOCALIZA RENT A CAR AS, represented by its directors Mr. Jose Salim Mattar Junior and Flavio Brandao Resende.

Head: President Mr. Jose Salim Mattar Junior, Secretary Mr. Antonio Claudio Brandao Resende.

Call: the press call was waived in accordance to paragraph 4, of article 124 of the Law n 6.404/76.


Issues:
          i) To remove from office the members of the current Board Administration of the Company;
          ii) To elect and install the new Board of Administration of the Company;
          iii) To approve the Administration`s report, the balance statements, the Income Statement, the statement of changes in Shareholder`s equity and the Statement of changes in financial position as of the fiscal year ended December 31, 2000.
          iv) To deliberate over the proposal for destination of the net profit as of the fiscal year ended December 31, 2000, in accordance to the law, as stated in articles 192 of the Law 6.404/76;
          v) To ratify the pointing of the company Arthur Andersen S/C Ltda, as the independent audit company responsible to examine the balance statements.


Unanimous Deliberations:
          i) Remove from office at the present date, the members of the current Board Administration of the Company were reelected and installed herewith, to exert its functions in the period of time between the current meeting and the General Ordinary Meeting to take place in the year 2002, in accordance to what is stated in the Bylaws: For the position of Director President, Mr. JOSE SALIM MATTAR JUNIOR, Brazilian, married, businessman, with an ID n : M-1.653.965 SSP/MG, and CPF: 071.823.766-87, with domicile at Pirapetinga, n. 537, apt 2001, Serra, in Belo Horizonte-MG; For the position of Director Vice President, Mr. ANTONIO CLAUDIO BRANDAO RESENDE, Brazilian, married, businessman, with an ID n : M-578.679 SSP/MG, and CPF:
          076.364.666-00, with domicile at Aldo Caslio Street, n 21, both homes located in the District of Mangabeiras, in Belo Horizonte-MG; For the position of Director Vice President, Mr.EUGENIO PACELLI MATTAR, Brazilian, judicially separated, a businessman, bearer of Identity Card n MG-4.491 SSP/MG, and CPF n 130.057.586-72, who is resident and domiciled at Rua Santa Maria de Itabira, n 211 - apto 1300, bairro Carmo Sion, Belo Horizonte, State of Minas Gerais and For the position of Director Vice President Mr. FLAVIO BRANDAO RESENDE, Brazilian, single, businessman, bearer of Identity Card n. M-4661, CPF: 186.119.316-53, who is resident and domiciled at Rua Ouro Preto, n. 1523, apto 2002, bairro Santo Agostinho, Belo Horizonte, State of Minas Gerais.
          ii) After analysis and being formally approved, with no restrictions, the Balance Statements as of the fiscal year ended December 31, 2000, composed by the balance statements, the Income Statement, the statement of changes in Shareholder`s equity and the Statement of changes in financial position as of the fiscal year ended December 31, 2000, all published in accordance to art 289 of the Law 6.404/76, in a date prior to the hereof session, in accordance to the articles 133, 4 and 134 of the Law 6.404/76. Still in such issue, it was formally approved the Administration`s report, that is properly written along with the published balance statements.

          iii) Proceeding with the work, the shareholder of the company decided to approve the destination of the net profit as of the fiscal year ended December 31, 2000, in accordance to the law, as stated in articles 192 of the Law 6.404/76 and in the Bylaws, whereas the amount of R$ 10.000.000,00 (tem million Reals), were paid as remuneration dividends within the term mentioned in art 205, paragraph 3, of the law Law 6.404/76. The remaining balance was credit at the account of accumulated profit iv) It was unanimously approved the pointing of the company Arthur Andersen S/C Ltda, as the independent audit company responsible to examine the balance statements. Minute of the Extraordinary General Meeting as of April 16, 2001.


Closing and writing up of the minute:
          With no further deliberation to be held, Mr President conceded to anybody who wanted to do so, the right to speak, and, since nobody did so, the session was then closed, and the herein minute was plough in a magnetic disc, for further transcription in the proper book, which, after read and approved, was signed by all.


We hereof certify that the current minute is a faithful copy of the original one, plough in its proper book.

                             [illegible signature]
                                   President
                            Eugenio Pacelli Mattar

                             [illegible signature]
                                   Secretary
                        Antonio Claudio Brandao Resende


             BOARD OF TRADE DEPARTMENT OF THE STATE OF MINAS GERAIS
                    We certify the registering on 17/04/2001
                        Registered under the n.: 2595765


                                TOTAL FLEET S/A
                             Protocol n.: 011111950
                    Scrivener: Augusto Pimenta de Portinary
                             For the General Bureau
                             [illegible signature}